Exhibit 99.1

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

Interim Report

June 30, 2025

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page i

INTEGRATED MEDIA TECHNOLOGY LIMITED
UNAUDITED Condensed Consolidated StatementS of PROFIT OR LOSS AND OTHER
COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

		Group
		June 30	June 30
		2025	2024
	Notes	US$	US$

Revenue, net	3	50,580	43,732
Cost of sales		(23,000)	(21,995)
Gross profit		27,580	21,737
Interest income		-	18
Other income	4	1,061	-
Gain on fair value change in derivative financial instruments		276,199	557,368
		304,840	579,123
EXPENSES
Depreciation and amortization		-	(394,210)
Employee benefit expenses		(130,887)	(169,419)
Exchange loss, net		(330)	(7,085)
Finance costs	5	(462,863)	(381,479)
Other operating expenses		(2,805)	(45,951)
Professional and consulting expenses		(324,880)	(311,326)
Gain on fair value change in warrant liabilities		102,838	-
Total expenses		(818,927)	(1,309,470)

LOSS BEFORE INCOME TAX		(514,087)	(730,347)
Income tax expense	6(a)	-	-
LOSS FOR THE PERIOD		(514,087)	(730,347)

Loss for the period attributable to:
Equity shareholders of Integrated Media Technology Limited		(514,087)	(685,892)
Non-controlling interest		-	(44,455)
		(514,087)	(730,347)

Loss per share
- Basic and diluted	8	(0.15)	(0.20)

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 1 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED Condensed Consolidated StatementS of Financial POSITION

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

		Group
		June 30	December 31
		2025	2024
	Notes	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		100,072	10,154
Trade receivables		50,580	-
Other receivables		1,339,809	1,341,605
Total current assets		1,490,461	1,351,759

NON-CURRENT ASSETS
Other assets – equipment deposits	9	29,260,847	29,260,847
Total assets		30,751,308	30,612,606

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	10	1,389,077	838,113
Derivative financial instrument	11	781,665	992,336
Convertible promissory note	12	14,693,454	14,314,083
Warrant liability		-	-
Total current liabilities		16,864,196	16,144,532

NON-CURRENT LIABILITIES
Derivative financial instrument	11	113,308	178,836
Convertible promissory note	12	170,029	86,538
Warrant liability		150,131	252,969
Total non-current liabilities		433,468	518,343
TOTAL LIABILITIES		17,297,664	16,662,875

NET CURRENT LIABILITIES		(15,373,735)	(14,792,773)

NET ASSETS		13,453,644	13,949,731

CAPITAL AND RESERVES
Issued capital (no par value 3,446,434 ordinary shares issued and outstanding as of June 30, 2025 and 3,431,434 ordinary shares as of December 31, 2024)	13	68,862,716	68,844,716
Accumulated losses		(54,587,259)	(54,073,172)
Equity attributable to shareholders of Integrated Media Technology Limited		14,275,457	14,771,544
Non-controlling interest		(821,813)	(821,813)
TOTAL EQUITY		13,453,644	13,949,731

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 2 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Owners of the Company
Group	Issued Capital	Accumulated Losses	Paid in Capital	Total	Non- Controlling Interest	Total Equity
	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2024	68,792,216	(62,176,234)	9,472,705	16,088,687	(462,455)	15,626,232
Loss for the period	-	(685,892)	-	(685,892)	(44,455)	(730,347)
Paid in capital released on expiry of warrants	-	5,733,982	(5,733,982)	-	-	-
Issuance of shares for cash	52,500	-	-	52,500	-	52,500
Balance as of June 30, 2024	68,844,716	(57,128,144)	3,738,723	15,455,295	(506,910)	14,948,385

Balance as of January 1, 2025	68,844,716	(54,073,172)	-	14,771,544	(821,813)	13,949,731
Loss for the period	-	(514,087)	-	(514,087)	-	(514,087)
Issuance of ordinary shares for services	18,000	-	-	18,000	-	18,000
Balance as of June 30, 2025	68,862,716	(54,587,259)	-	14,275,457	(821,813)	13,453,644

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 3 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

		Group
		June 30	June 30
		2025	2024
	Notes	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss before tax		(514,087)	(730,347)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation and amortization		-	394,210
Fair value change in derivative financial instruments		(276,199)	(557,368)
Change in fair value of warrant liabilities		(102,838)	-
Finance costs for convertible notes		462,863	381,479
Net cash inflows / (outflows) changes in working capital	17	520,180	(214,139)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES		89,918	(726,165)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of ordinary shares		-	52,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		-	52,500

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		89,918	(673,665)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD		10,154	675,781

CASH AND CASH EQUIVALENTS AT END OF PERIOD		100,072	2,116

Analysis of cash and cash equivalents:
Cash and cash equivalents		100,072	2,116

Supplemental schedule of non cash investment and financing activities:

Issuance of shares for services		18,000	-
Paid in capital release to accumulated losses on expiry of warrants		-	5,733,982

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 4 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) IAS 34 “Interim Financial Reporting”.

The unaudited condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these unaudited condensed consolidated financial statements are to be read in conjunction with the annual report for the financial year ended December 31, 2024 and any public announcements made by Integrated Media Technology Limited during the interim reporting period.

The unaudited condensed consolidated financial statements have been prepared on the accrual basis and are based on historical cost modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The Company and its subsidiaries are referred to as the “Group”.

The Group incurred a net loss of US$514,087 (2024: US$730,347) during the six months ended June 30, 2025. This condition indicates the existence of material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern.

Going Concern

The Group’s unaudited consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Group has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of June 30, 2025, the Group had accumulated losses of US$54,587,259. The ability of the Group to continue as a going concern is dependent on the Group obtaining adequate capital to fund operating losses until it becomes profitable. If the Group is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

For the period under review until the date of this report, the Group has not raised any funds from the capital and debt markets. The Group will be required to generate revenues and profits to sustain ongoing operation cash requirements; short of which the Group will need to continue to build its capital base to fund its business plans.

To continue as a going concern, the Group will need continual short-term borrowings for our working and operating capital. In the longer term, the Group is dependent upon its ability, and will continue to attempt to secure additional equity and/or debt financing until the Group can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Group will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Group will continue as a going concern.

Based on the Group’s current rate of cash outflows, cash on hand and short term borrowings, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next twelve months.

The Group’s plans with respect to its liquidity issues include, but are not limited to, the following:

(a)	Continue to raise financing through the sale of its equity and/or debt securities;

(b)	Seek additional capital in the public equity markets to continue its operations as it rolls out its current products in development, respond to competitive pressures, develop new products and services, and support new strategic partnerships. The Group is currently evaluating additional equity financing opportunities and may execute them when appropriate. However, there can be no assurances that the Group can consummate such a transaction, or consummate a transaction at favorable pricing.

The ability of the Group to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually secure other sources of financing and achieve profitable operations.

These unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 5 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The unaudited condensed consolidated financial statements of the Group are presented in United States Dollars (“USD” or “US$”), unless otherwise stated.

Foreign Currency Translation

(i)	Functional and presentation currency

Items included in the unaudited condensed consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars (“USD” or “US$” or “$”), which is the Group’s presentation currency.

(ii)	Transactions and balances

Foreign currency transactions during the period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognized in other comprehensive loss.

Non- monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 6 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(iii)	Group companies

The results of foreign operations whose functional currency is its home currency are translated into United States Dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items, are translated into United States Dollars at the closing foreign exchange rates at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

On disposal of such a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

New, revised or amended Accounting Standards and Interpretations adopted

(a)	Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (FSC).

The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of IMTE and its subsidiaries (collectively as the “Company”).

(b)	The IFRS Accounting Standards issued by International Accounting Standards Board (IASB), but not yet endorsed and issued into effect by the FSC.

New or Amended Standard Forthcoming requirements	Title of the Standard	Effective for Annual Periods Beginning on or After
Classification and measurement of Financial Statements	Amendments to IFRS 7 and IFRS 9	January 1, 2026
Annual Improvements to IFRS	Annual Improvements to IFRS Accounting Standards Volume 11	January 1, 2026
Presentation and Disclosures of Financial Statements	IFRS 18	January 1, 2027
Subsidiaries without Public Accountability: Disclosures	IFRS 19	January 1, 2027

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 7 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these interim unaudited condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Recognition of impairment losses- An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

Reversals of impairment losses- In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognised at the date of acquisition is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the most recent annual consolidated financial statements.

3.	REVENUE

	Group
	Six Months Ended June 30 2025	Six Months Ended June 30 2024
	US$	US$

Sales of Halal products and services	50,580	43,732

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 8 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	OTHER INCOME

	Group
	Six Months Ended June 30 2025	Six Months Ended June 30 2024
	US$	US$

Sundry income	1,061	-

5.	FINANCE COSTS

	Group
	Six Months Ended June 30 2025	Six Months Ended June 30 2024
	US$	US$

Interest on convertible promissory notes	462,863	381,479

6.	INCOME TAX EXPENSE

Group
	Six Months Ended June 30 2025	Six Months Ended June 30 2024
	US$	US$

Current tax expense	-	-
Income tax expense – Note 6(a)	-	-

(a)	The prima-facie tax on loss before income tax is reconciled to the income tax expense as follows:

	Group
	Six Months Ended June 30 2025	Six Months Ended June 30 2024
	US$	US$
Numerical reconciliation of income tax expense to prima-facie tax payable
Loss before income tax	(514,087)	(730,347)
Income tax benefit on loss before income tax at 30%	(154,226)	(219,104)
Difference in overseas tax rates	-	-
Less the tax effect of:
Tax losses and temporary differences for the period for which no deferred tax is recognized	154,226	219,104
Income tax expense	-	-

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 9 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	INCOME TAX EXPENSE (Continued)

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

Group
	June 30 2025	December 31 2024
	US$	US$

Balance brought forward	-	-
Exchange rate difference	-	-
Balance carried forward	-	-

7.	DIVIDENDS

No dividends were declared and paid during the six months ended June 30, 2025 (2024: Nil).

8.	LOSS PER SHARE

	Group
	Six Months Ended June 30 2025	Six Months Ended June 30 2024
	US$	US$
Basic and diluted loss per share	(0.15)	(0.20)

Loss after income tax attributable to shareholders	(514,087)	(685,892)

	Six Months Ended June 30 2025	Six Months Ended June 30 2024
	No. of shares	No. of shares
Weighted average number of ordinary shares as of January 1	3,431,434	3,410,434
Weighted average of shares issued during the period	4,083	19,243
Weighted average number of ordinary shares as of June 30	3,435,517	3,429,677

The loss per share was calculated based on the weighted average of 3,435,517 (2024: 3,429,677) ordinary shares issued and outstanding during the six months ended June 30, 2025.

9.	EQUIPMENT DEPOSIT

	Group
	June 30 2025	December 31 2024
	US$	US$
Carrying value as at beginning of period	29,260,847	29,260,847
Addition during the period	-	-
Carrying value as at end of period	29,260,847	29,260,847

The equipment deposit is for the lamination equipment for the manufacturing of smartglass. In 2023, the Company paid a further deposit of $15 million to SWIS Co., Limited for the purchase of 3 additional lines for its planned operation. In September 2025, a convertible promissory note was exchanged for reduction of equipment deposits (see Note 12). The amounts paid for equipment deposits were paid to a company in which a former officer of the Company is an executive officer.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 10 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	TRADE AND OTHER PAYABLES

	Group
	June 30 2025	December 31 2024
	US$	US$

Trade payables	97,221	97,220
Other payables	1,090,638	671,012
Account due to directors (i)	201,218	69,881
	1,389,077	838,113

(i)	The amount due to directors are non-trade in nature, unsecured, non-interest bearing and payable on demand.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	Six Months Ended June 30 2025	Year Ended December 31 2024
	US$	US$

Derivative financial liabilities:
Carrying value as at beginning of period	1,171,172	2,137,166
Fair value change of derivative	(276,199)	(1,304,598)
Derivatives embedded in the convertible promissory note issued	-	338,604
Carrying value as at end of period	894,973	1,171,172

12.	CONVERTIBLE PROMISSORY NOTES

	Group
	June 30	December 31
	2025	2024
	US$	US$
Convertible promissory notes:
Face value of convertible promissory note issued in November 2023 (note i)	15,000,000	15,000,000
Face value of convertible promissory note issued in July 2024 (note ii)	350,000	350,000
Derivatives embedded in the convertible promissory note issued (Note 11)	(1,879,279)	(1,879,279)
Liability component on initial recognition	13,470,721	13,470,721
Interest accrued	1,392,762	929,900
Carrying value as at end of period	14,863,483	14,400,621

Note i

In November 2023, the Company issued a US$15 million convertible promissory note (“2311 Note”). The 2311 Note is redeemable in 2 years and bears no interest. The holder of the 2311 Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.42 per share, subject to adjustment, over the term of the Note. The holder of the 2311 Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. In September 2025, the Company redeemed this 2311 Note by assigning the equipment deposit of equal value to the holder of 2311 Note (see Note 9).

Note ii

In July 2024, the Company issued a US$350,000 convertible promissory note (“2407 Note”). The 2407 Note is redeemable in 2 years and has an interest rate of 6% per annum. The holder of the 2407 Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.25 per share, subject to adjustment, over the term of the Note. The holder of the 2407 Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. At the date of this report, there was no conversion of the 2407 Note.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 11 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	ISSUED CAPITAL

(a)	Share capital

Company
	June 30,		December 31,
	2025		2024
	Number of shares	US$	Number of shares	US$
Ordinary Shares fully paid	3,446,434	68,862,716	3,431,434	68,844,716

(b)	Movements in share capital

	Number of Shares	US$
December 31, 2024 and January 1, 2025	3,431,434	68,844,716
Issuance of shares for services	15,000	18,000
June 30, 2025	3,446,434	68,862,716

There is only one class of shares on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

(c)	Options on issue

There were no share options issued and outstanding during and at the end of the financial period.

(d)	Convertible notes

On October 24, 2023, the Company entered into convertible note purchase agreements with Nextglass Solutions, Inc raising a total of US$15 million by the issuance of US$15 million convertible notes (“NSI Note”). A former officer of the Company is an executive officer of Nextglass Solutions, Inc. The Company received the proceeds through our solicitor firm. The NSI Note bears no interest maturing 2 years from the date of issuance of the NSI Note. The holder of the NSI Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.42 per share, subject to adjustment, over the term of the NSI Note. Under the NSI Note, the holder of the NSI Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. In September 2025, the Company redeemed this NSI Note by assigning the equipment deposit of equal value to the holder of the NSI note (see Note 9 and 12).

On July 17, 2024, the Company entered into a Convertible Note and Warrants Purchase Agreement for Montague Capital Pty Ltd to raise US$350,000 for working capital. The executive director of the Company is a director of Montague Capital Pty Ltd. The Note is interest bearing at 6% per annum and maturing in two years from the date issuance of the Note. The holder of the Notes has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.25 per share over the term of the Note. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Montague would own more than 19.99% equity interest in the Company. At the date of this report, there was no conversion of the Note.

In addition, the noteholder shall receive a warrant representing 150% of the amount of the Note, raising an additional US$525,000 if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company.

(e)	Warrants

On July 22, 2024 in connection with the Convertible Note and Warrants Purchase Agreement, the Company issued to the noteholder warrants to purchases a total of 403,846 shares raising an additional US$525,000. If all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company. At the date of this report, none of these warrants were exercised.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 12 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	COMMITMENTS

As of June 30, 2025 and December 31, 2024 the Group had no commitments.

15.	CONTROLLED ENTITIES

As at June 30, 2025, the significant entities controlled by the Company are as follows:

	Country of Incorporation	Percentage Owned
		June 30, 2025	December 31, 2024
Parent Entity:
Integrated Media Technology Limited	Australia

Subsidiaries of Integrated Media Technology Limited:
CIMC Marketing Pty. Limited	Australia	100% (Direct)	100% (Direct)
IMTE Asia Limited #	Hong Kong	-	100% (Direct)
Merit Stone Limited	British Virgin Islands	100% (Direct)	100% (Direct)
Ohho International Limited	Canada	51% (Direct)	51% (Direct)
Sunup Korea Limited	Hong Kong	100% (Direct)	-

#	Disposal during the period

16.	RELATED PARTY TRANSACTIONS

The total remuneration paid or payable to the directors and senior management of the Group during the period are as follows:

	Group
	Six Months Ended June 30 2025	Six Months Ended June 30 2024
	US$	US$
Short term benefits	130,887	38,441

Equipment deposits in the amount of $29.3 million as of June 30, 2025 and December 31, 2024 were paid to a company in which a former officer of the Company is an executive officer.

Other receivables in the amount of $1.1 million as of June 30, 2025 and December 31, 2024 are due from a company in which a former officer of the Company is an executive officer.

On October 24, 2023, the Company entered into convertible note purchase agreements with Nextglass Solutions, Inc raising a total of US$15 million by the issuance of US$15 million convertible notes (“NSI Note”). A former officer of the Company is an executive officer of Nextglass Solutions, Inc. In September 2025, the Company redeemed this NSI Note by assigning the equipment deposit of equal value to the holder of the NSI note (see Note 9 and 12).

On July 22, 2024, the Company entered into a Convertible Note and Warrants Purchase Agreement for Montague Capital Pty Ltd to raise US$350,000 for working capital. The executive director of the Company is a director of Montague Capital Pty Ltd. At the date of this report, there was no conversion of the Note.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 13 of 14

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.	CASH FLOW INFORMATION

	Group
	Six Months Ended June 30 2025	Six Months Ended June 30 2024
	US$	US$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / decrease in assets:
Trade receivables	(50,580)	-
Other receivables	1,796	(463,793)
Increase in liabilities:
Trade and other payables	568,964	249,654
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	520,180	(214,139)

18.	EVENTS OCCURRING AFTER THE REPORTING DATE

Except as disclosed below, there is no other matter or circumstance arisen since June 30, 2025, which has significantly affected, or may significantly affect the operation of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

(a)	On August 8, 2025 the Company’s management was notified that the Australian Securities and Investments Commission (“ASIC”) had commenced proceedings in the Magistrates Court in Adelaide, South Australia, for failing to lodge annual reports for the years 2020, 2021, 2022, and 2023 and interim reports for the years 2021, 2022, 2023, and 2024 with ASIC (together the “Reports”). The Company understands it was convicted following an ex parte hearing (a hearing which the Company did not attend). On December 9, 2025 the magistrate courts imposed a penalty of A$45,387 or approximately $30,100. The Company has completed and filed these Reports with ASIC in October 2025.

(b)	On September 25, 2025, the Company redeemed the $15M Convertible Note (“CN”) due on November 21, 2025 by assigning the equipment deposits of equal value to the CN noteholder.

Integrated Media Technology Limited | Interim Report | June 30, 2025	Page 14 of 14